Exhibit 99.1

Lithium Argentina Announces 2023 Production Results for Caucharí-Olaroz

January 10, 2024 – Vancouver, Canada: Lithium Americas (Argentina) Corp. (TSX: LAAC) (NYSE: LAAC) (“Lithium Argentina” or the “Company”) today announced preliminary 2023 operational results for the Caucharí-Olaroz lithium brine operation (“Caucharí-Olaroz” or the “Project”) in Jujuy, Argentina.

HIGHLIGHTS

  2023 production surpassed guidance reaching approximately 6,000 tonnes of lithium carbonate.

  Lithium carbonate plant is producing at approximately 50% capacity.

  The KCl plant is operational and in the process of ramping up in production volume and product quality.

  Lithium Argentina to report year-end financial results on March 21, 2024 after market close.

“We are very pleased with the production results from Caucharí-Olaroz to date and continue to progress of the ramp up of both production volume and product quality” commented John Kanellitsas Executive Chair, President and interim CEO. “The team in Argentina has gained valuable experience and has consistently achieved important milestones as the Project transitioned from construction into operations. We look forward to 2024 with a focus on achieving nameplate capacity and laying the foundation for our next phase of growth.”

Following the achievement of first lithium carbonate production in June 2023, Caucharí-Olaroz has been consistently producing lithium carbonate as commissioning and ramp-up continue. Production is currently achieving 99.5% lithium carbonate content with technical quality specifications approaching battery quality.

The Project produced approximately 6,000 tonnes of lithium carbonate in 2023 exceeding the Company’s previous guidance of 5,000 tonnes. The first lithium shipment left Argentina in early October with regular shipments continuing since then.

Fourth Quarter and Full Year 2023 Financial Results

Lithium Argentina plans release its fourth quarter and full year 2023 financial results, including an update on production guidance for 2024, after market hours on, March 21, 2024.

Senior management plans to host a conference call on March 22, 2024, at 10:00 a.m. (Eastern Time).

Webcast details and an online archive of the webcast will be available by accessing the Company's website at www.lithium-argentina.com

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use predominately in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng Lithium Co, Ltd., is ramping up production of the Caucharí-Olaroz lithium brine operation in Argentina and advancing development of additional lithium resources in the region. Lithium Argentina currently trades on the TSX and on the NYSE, under the ticker symbol “LAAC.”

For further information contact:
Investor Relations
Telephone: +54-11-52630616
Email: ir@lithium-argentina.com
Website: www.lithium-argentina.com

TECHNICAL INFORMATION

The Technical Information in this news release with respect to Caucharí-Olaroz, has been reviewed and approved by Ernest Burga, P.Eng., a Qualified Person as defined by National Instrument 43-101 independent of the Company.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: goals of the Company; development of the Caucharí-Olaroz project, including timing of the ramp up in production capacity and product quality, timing of commissioning and ramp up of the KCI plant; and the release of fourth quarter and full year 2023 financial results, and production guidance for 2024.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information contained in this news release is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, including but not limited to those related to: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Caucharí-Olaroz project; ability of the Company to fund, advance, develop and ramp up the Caucharí-Olaroz project, the impacts of the project when full production commences; ability of the Company to advance and develop the Pastos Grandes and Sal de la Puna projects; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; general economic, geopolitical, and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; regulatory, and political matters that may influence or be influenced by future events or conditions; local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policies; stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; development and ramp up costs for the Caucharí-Olaroz project, and costs for any additional exploration work at the projects; uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities; the Company’s ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impact of inflationary and other conditions on the Company’s business and global mark; and accuracy of development budget and construction estimates. Many of these expectations, assumptions, risk and uncertainties are beyond the Company’s control, and could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s latest annual information form (“AIF”), management information circular management discussion & analysis and other publicly filed documents (collectively, the “Company Public Disclosure”) all of which are available on SEDAR+.

All forward-looking information contained in this news release is expressly qualified by the risk factors set out in the latest Company Public Disclosures. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this news release is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company Public Dislcosures, which are available on SEDAR+ at www.sedarplus.ca.